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August 5, 2005

Mr. David R. Humphrey
Branch Chief - Accountant
Securities and Exchange Commission
Washington, DC  20549-0305

           RE:         EP Global Communications, Inc.
                       Form 10-KSB for the Year Ended December 31, 2004 Form 10-QSB for the Quarterly Period Ended March 31, 2005
                       File Number 000-30797


Dear Mr. Humphrey,

EP Global Communications, Inc. ("Company") has received a comment letter from the SEC under date of July 26, 2005. As requested in such letter, the Company herewith provides responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company's responses.

Form 10-KSB for the period ended December 31, 2004

Item 6 - Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 12

1.         Your disclosures indicate that you have initiated a private
placement memorandum to raise up to $2 million.   Please expand your
disclosures to discuss the potential consequences to your business if (for whatsoever reason) you are unable to successfully complete the private placement and how you plan to meet your obligations in the absence of this financing.

           The Company will file an amended Form 10-KSB for the year ended December 31, 2004 on approximately August 10, 2005. The amendment will contain the following disclosure:

                       "...In March 2005 the Company initiated a private placement memorandum to raise up to $2,000,000 through the issuance of a 6% convertible debenture (conversion at $0.50 per share into the common stock of the Company). The primary use of proceeds from this private placement is intended to fund the Company's expansion strategy that includes certain acquisitions in addition to


MR. DAVID R. HUMPHREY, SECURITIES AND EXCHANGE COMMISSION, AUGUST 5, 2005
PAGE 2

                       paying down existing debt. Were the Company, for any reason, to be unable to raise the entire $2,000,000 contemplated, or any portion thereof, it would reduce proportionately its acquisition plans to reflect the actual level of funding achieved while attempting to also pay down debt in a manner that is also
                       proportionate to the actual level of funding achieved....


Results of Operations, page 13

2. As discussed in our most recent Interpretive Release about Management's Discussion and Analysis, one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. Identifying the effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying these effects may not provide the reader with sufficient insight. Please refer to FR-72 (Release 33-8350) for guidance and revise your future filings accordingly.

           The Company notes the Staff comment and, as requested, will revise its filings beginning with the Form 10-SB for the quarter ended June 30, 2005.


Item 7-Financial Statements and Supplementary Data

General

3.         We note the following information from your filing:

           -   You have a substantial working capital deficit.
           -   Revenues and earnings have decreased over the past two years.
           - Negative as well as decreasing operating cash flows over the past two years.
           - There has been no additional financing obtained as of December 31, 2004 to support operating activities and satisfy your current liabilities.

      In light of these facts and conditions, please tell us why you believe that substantial doubt does not exist regarding your ability to continue as a going concern. Also, supplementally provide us with a description of any plans you have provided your auditor in order to alleviate any uncertainty they may have had in this regard. See paragraph 11 of SAS 59.

           The Company believes itself to be a "going concern." In forming an opinion on the appropriateness of the going concern assumption, the Company expects its auditor to consider events that may occur (or have occurred) subsequent to the balance sheet date.

           The Company notes that Statement on Auditing Standards (SAS) 59, The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern, states that the



MR. DAVID R. HUMPHREY, SECURITIES AND EXCHANGE COMMISSION, AUGUST 5, 2005
PAGE 3

           auditor has a responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern for a period not to exceed one year from the date of the financial statements being audited. Auditors are not responsible for predicting future events or conditions.

           At the time of the filing of the Company's Form 10-KSB, the text included as Attachment I described significant matters affecting the Company's judgement with respect to its expectation as to the manner in which its auditor would approach SAS 59. In light of these facts and conditions, the Company concluded that substantial doubt did not exist with respect to its continuance as a going concern as described in SAS 59.


Consolidated Statement of Operations, page F-5

4. We note from the description of your business model that sales personnel are integral to the generation of revenues. Accordingly, the associated costs should be deducted before presenting any measure of profitability (such as gross profit). Since your cost of goods sold appears to represent just the direct cost of sales, but not indirect costs, such as overhead, or sales salaries and commissions, we believe you should discontinue the presentation of gross profit and include cost of sales in your operating expenses. Similarly revise the discussion of your results of operations in MD&A to substitute income (loss) from operations for gross profit.

           The financial statements, as filed, in fact, contained indirect costs in cost of sales. However, the Company notes the Staff's comment and will incorporate the suggested change in any subsequently filed reports.


Statements of Stockholders Deficiency, page F-6

5. The consolidated statement of equity should be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any differences in par value of the issuer's and acquirer's stock with an offset to paid in capital. As such, your statement of changes in stockholders deficiency should reflect the equity securities received by the accounting acquirer (Psy-Ed), from the accounting acquire (East Coast Airlines) (sic), as if they had been outstanding since the inception of Psy-Ed and rolled forward to the beginning balance based on the ratio of shares issued to shares acquired. Further, the outstanding shares of East Coast Airlines at the date of acquisition should be reflected as an issuance on the date the reverse merger transaction occurred. Accordingly, please ensure that any changes made to the consolidated statement of equity are reflected in your earnings per share calculation, as necessary (i.e., changes to the number of shares outstanding).

           The Company will file an amended Form 10-KSB for the year ended December 31, 2004 on approximately August 10, 2005. The amendment will contain the requested changes.





MR. DAVID R. HUMPHREY, SECURITIES AND EXCHANGE COMMISSION, AUGUST 5, 2005
PAGE 4


Note 1 - Description of Business and Summary of Significant Accounting Policies

6. Please tell us supplementally the terms of your online services and advertising programs. For example, clarify the advertising period for most of the ads that you run on your website and whether you recognized revenues from list rentals at the point the list is rented instead of recognizing such revenues over an appropriate period of time.

           The terms for payment for on line web advertising as well as page advertising in EP magazine are generally 2% net 15 days for month to month advertisers. In the event that an advertiser chooses to pay in advance for advertising, any cash received is recorded as deferred income until the period in which an ad is to be run in the magazine or displayed on the web. At that time income recognition is made for the earned revenue that had been prepaid.

           Revenues from list rentals are, for the most part, event specific and occur in the period of billing. A list rental is made for a one time specific need of the purchaser and revenue recognition is at the time of the billing for the use of the list rental.


7. Please revise future filings to disclose adverting (sic) and subscription revenues separately. For guidance, see paragraph 37 of SFAS 131.

           The Company notes the Staff's comment and will incorporate the suggested change in any documents subsequently filed (original and / or amendments of previously filed reports, including the Form 10-KSB for 2004).


Note 11 - Sale of Interest in LLC, page F-26

8. It is unclear why you recognized income in connection with the formation of your joint venture (Network) with InforMedx. Generally, the establishment of a new entity does not result in a culmination of the earnings process. Please explain or revise your financial statements, as appropriate.

           EP Global, during September 2004, entered into a joint venture with the InforMedx Group, LLC, ("InforMedx") a subsidiary of the Conemaugh Health System of Johnstown, Pennsylvania ("Conemaugh"), to promote on line educational seminars, using a web based medium presenting topics that relate to the care of special needs individuals.

           The content of the seminars is medically based in most instances. The intended audiences are professional, and aligned and family caregivers of special needs individuals.

           To implement the joint venture, EP has established a limited liability company, EP Educational Network LLC, ("Network") and InforMedx agreed to pay $210,000 for a one half interest in this newly established entity. Of this amount $100,000 was received in September 2004 with the balance due September 2005.

MR. DAVID R. HUMPHREY, SECURITIES AND EXCHANGE COMMISSION, AUGUST 5, 2005
PAGE 5


           All content used is to remain the property of EP with any jointly developed content being the property of seminars with each of the parties able to utilize the content in any manner so long as that use is not disruptive to the purpose, intent or in conflict with the business activities of seminars. Profits are to allocated based on the ownership ratio.

           As agreed by InforMedx, the Company was responsible for managing and controlling substantially all aspects of the operation of the joint venture, including day to day operations and development and presentation of the on line educational seminars.

           In June of 2005, InforMedx informed the Company that it had reconsidered its continuing participation in the joint venture and made a determination that continued participation would not be consistent with Conemaugh's strategic goals. Accordingly, InforMedx has agreed to return its one-half ownership of the LLC to the company in exchange for being released from making the $110,000 contribution in September 2005.

           The Company believed that the original accounting for the transaction was appropriate inasmuch as the Company has presented such on line seminars in the past and the transaction was intended to reflect the sale of an interest in the income associated with future on line seminars. The Company did not view the sale as solely the 50% interest of a newly formed entity with no operating history.

           However, in light of the Staff's comment and the subsequent decision by InforMedx to discontinue its participation in the joint venture, the Company has reached a conclusion that it will restate its 2004 annual financial statements to remove income recognized in connection with the formation of the joint venture.


Note 12 - Minority Interests, page F-26

9. It appears that you consolidate the operations of the Network even though you only own a 50% interest in such entity. In this regard, operational control may not be sufficient to justify consolidation. Please tell us what accounting literature you relied (sic) when you made the decision to consolidate the Network, rather than account for your 50% interest under the equity method of accounting pursuant to APB 18.

           Refer to Item 8, above, for a description of the Company's management and effective control of the joint venture. All educational topics and faculty chosen are handled exclusively by the Company and all clinical information reviewed by the company's editorial advisory board and/or professional medical society who is a part of the program all under the confidential relationship established by the Company. The Company maintains full control over future content rights to publish this intellectual property in whatever form it deems best.

           The Company believes that the distinction between its 50% share and a 51% controlling share of Network is insignificant, especially in light of the ultimate decision of InforMedx to withdraw. As noted above, the Company was responsible for managing and controlling substantially all aspects of the operation of the joint venture, including day to day operations and development and presentation of the on line educational seminars.

MR. DAVID R. HUMPHREY, SECURITIES AND EXCHANGE COMMISSION, AUGUST 5, 2005
PAGE 6


           SFAS 94 ("Consolidation of All Majority-Owned Subsidiaries") amended ARB Nos . 43, 51 and APB Opinion No. 18. This Statement was effective for financial statements for fiscal years ending after December 15, 1988. As indicated in SFAS 94,

                       "{ellipsis}The Board's deliberations on the reporting entity concept have proceeded far enough to establish that consolidation of all majority-owned subsidiaries whose control is not in question is consistent with all of the reporting entity concepts that the Board is considering. Therefore, the Board decided to require consolidation of all majority-owned subsidiaries, because that decision will not be affected by resolution of the remaining issues{ellipsis}.The Board concluded that consolidated financial statements that include all majority-owned subsidiaries whose control is not in question better meet the objectives of financial reporting and more fully possess the qualitative characteristics of useful financial information described in FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, especially relevance, representational faithfulness, and comparability.{ellipsis}."

           In light of the foregoing, the Company believes that it has correctly applied consolidation accounting for its interest in the joint venture.


Form 10-QSB For the quarterly period ended March 31, 2005

Liquidity, page 18

10. In your December 31, 2004 Form 10-KSB, you disclosed that a private placement memorandum had been initiated in an effort to raise $2 million. However, there is no disclosure of your progress with respect to this financing in your March 31, 2005 Form 10-QSB. If this attempt to raise capital is still ongoing, or if it has been terminated, include appropriate disclosure in your periodic filings.

           Commencing with the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 2005, and thereafter so long as any fundraising initiatives are in progress, the Company will include a description of the progress of the fundraising initiatives in its periodic and annual reports on Form 10-QSB and Form 10-KSB, respectively.

           As discussed with Staff, the Company does not anticipate amending its quarterly report on Form 10-QSB for the period ended March 31, 2005.

                           *     *     *     *     *


MR. DAVID R. HUMPHREY, SECURITIES AND EXCHANGE COMMISSION, AUGUST 5, 2005
PAGE 7


In connection with this response to the matters enumerated above, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                           *     *     *     *     *

Should there be any other questions or comments, please contact me.


Sincerely

    Robert J. Salluzzo
    Chief Operating Officer


C.    Mr. Juan Migone
      Division of Corporate Finance
      Via Facsimile Copy - 202 772 9202





                                 ATTACHMENT I



Memo


               To:        Gerald Goodman; Bob Manupelli; Dan Baier

               From:      Bob Salluzzo

               CC:

               Date:      4/5/05

               Re:        Mitigating Factors Relating to Going Concern

Gerald:

Outlined below are the factors that would mitigate/diminish emphasis on the need for a going concern note in our financial statements. These are intended to be discussion points for continued discussion.

Liquidity Provided

               - Conversion effective December 31, 2005 of approximately $600,000 of short term debt to three year notes with accelerators in conjunction with our capital raise of $2,000,000 which has commenced. Our primary creditor Transcontinental Printing has agreed to converting $350,000- of trade payables owed them into a 3 year note with interest only for the first year and then to be amortizing on a 5 year basis over the remaining two year term.

                      In similar fashion Cardinal Debt a venture capital firm that is owed $250,000 across all companies has also agreed to provide repayment terms consistent with the terms for the transcontinental debt.

                      With the Transcon conversion, accounts payable have been reduced from approximately $750,000 to approximately $400,000.

              - We have received a verbal commitment from Cardinal Debt to provide short term financing through May 31, 2005 in the amount of $250,000- approximately $75,000 of which had been received through March 31, 2005 and an additional $150,000 is expected in the proximity of April 10, 2005.

              - We have received a $50,000 grant from the State of Pennsylvania to support the WCD administrative position on our staff. None of this has been billed yet.

              - The State of Pennsylvania has also asked us to submit for a $100,000 low interest long tem loan to help support the move of the Company to Pennsylvania. We expect the submission to be completed by the end of April with a commitment to be issued by the State within 60-90 days.

              - During the fourth quarter of 2004 we have received approximately $250,000 in prepayments for 2005 advertising and services providing additional liquidity for the Company.

Therefore in terms of a working capital provision to offset the loss incurred, we have improved ourselves in the following manner.

                                WORKING CAPITAL ELEMENT                    AMOUNT
                      Transcon and Cardinal Debt Conversion              $ 600,000-
                      State Grant                                           50,000-
                      Prepayments                                          250,000-
                      Cardinal Debt - Bridge Commitment through May 2005   250,000-
                      Pending State Loan Application                       100,000-
                        Total Estimated New Capital Made Available      $1,250,000-



As you know we have a private placement memorandum being circulated with which EP intends to raise $2,000,000- through the use of a convertible note.

Operational Results

In the first quarter 2005 we had revenues approximating 900,000 and are profitable contrasted with unprofitability the first quarter 2004 and unprofitability for the year with total revenues of 2.6 million. We are on a track to annualize above 3.6 million and have forecasted 4.2 million as our budgeted goal.

Gerry, when you have a moment let's discuss that presented above.



Thanks



Bob